Positioned for Success Today…

Building for Success Tomorrow



42ⁿᵈ EEI Financial Conference
November 4 – 7, 2007

Safe Harbor Statement

Some of the statements contained in today's presentation are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include all financial projections and any declarations regarding management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. A number of factors could cause actual results or outcomes to differ materially from those indicated by the forward-looking statements contained in this presentation. These factors include, but are not limited to, prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; competition for retail and wholesale customers; general economic conditions, including potential negative impacts resulting from an economic downturn; growth in demand, sales and capacity to fulfill demand; changes in tax rates or policies or in rates of inflation; rules and changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; restrictions imposed by Federal and/or state regulatory commissions, PJM and other regional transmission organizations (NY ISO, ISO New England), the North American Electric Reliability Council and other applicable electric reliability organizations; legal and administrative proceedings (whether civil or criminal) and settlements that affect our business and profitability; pace of entry into new markets; volatility in market demand and prices for energy, capacity and fuel; interest rate fluctuations and credit market concerns; and effects of geopolitical events, including the threat of domestic terrorism. Readers are referred to the most recent reports filed with the Securities and Exchange Commission.

Overview



Pepco Holdings, Inc

$8.9B LTM Revenues
$15.1B Total Assets
$5.2B Market Cap
1.8 Million Electric Customers
121,000 Gas Customers

Regulated Electric & Gas Delivery Business

pepco A PHI Company

delmarva power A PHI Company

atlantic city electric A PHI Company

65% of Operating Income

Competitive Energy/ Other

conectiv energy

pepco Energy Services

PHI Investments

35% of Operating Income

Note: Financial and customer data as of September 30, 2007. Operating Income percentage calculations are for the twelve months ended September 30, 2007, net of special items. See appendix for details.

Total Return – 2004 through YTD 2007



Pepco Holdings Total Shareholder Return vs. S&P 400 MidCap Electrics and S&P 500

Legend:
- POM (+68.70%)
- S&P 400 MidCap Electrics (+47.23%)
- S&P 500 (+47.95%)

Source: Thomson Financial – data shown through October 26, 2007

Drivers of Growth

- **Higher utility infrastructure investments (T&D)**

  – **Implementation of MAPP and Blueprint**

- **Constructive rate case outcomes**

- **Stable service territory with organic growth**

- **Continued robustness of the PJM wholesale energy and capacity markets (Conectiv Energy)**

- **Continued C&I load growth and measured expansion (Pepco Energy Services)**

Note: See Safe Harbor Statement at the beginning of today's presentation.

Pepco Holdings, Inc

Power Delivery - Business Overview

Combined Service Territory



Philadelphia
New Jersey
Wilmington
atlantic city electric
Maryland
Baltimore
Atlantic City
pepco
Washington D.C.
Dover
Delaware
Virginia
delmarva power
Salisbury
Virginia
DELAWARE BAY
CHESAPEAKE BAY
ATLANTIC OCEAN
N

Regulatory Diversity*



New Jersey 20%
Virginia 1%
District of Columbia 23%
Delaware 17%
Maryland 39%

Diversified Customer Mix*



Residential 35%
Commercial 46%
Government 10%
Industrial 9%

* Based on 2006 MWh Sales; Delmarva Power has entered into agreements to sell its Virginia operations

Mid-Atlantic Power Pathway (MAPP) Project

- 230 mile, 500 kV line originating in northern Virginia, crossing Maryland, traveling up the Delmarva Peninsula and into southern New Jersey
- Significant 230 kV lines that support Maryland, Delaware and New Jersey
- Preliminary cost estimate - $1.2 billion (total project); completion by 2014
- ROE authorized in FERC formula rate settlement - 11.3% for new facilities



Philadelphia
Cardiff
Baltimore
Salem
Dennis
Steele
Washington, DC
Burches Hill
Indian River
Chalk Pt.
Possum Pt.
Vienna
Piney Grove
Calvert Cliffs
Loretto
500kV
230kV

Status of the MAPP Project

- **PJM Board approved the 500kV portion of the project on 10/17/07**
- **PJM still evaluating the 230kV portion of the project; decision expected early 2008**

Note: See Safe Harbor Statement at the beginning of today's presentation.

Pepco Holdings, Inc

7

Mid-Atlantic Power Pathway Project – Timeline

	Oct. 2007	2008	2009	2010	2011	2012	2013	2014

Possum Pt. to Calvert Cliffs
24 Months — 20 Months

Calvert Cliffs to Vienna (Chesapeake Bay Crossing)
66 Months — 18 Months

Vienna to Indian River
60 Months — 24 Months

Indian River to Salem
48 Months — 36 Months

Legend:
- Permitting & Right of Way
- Construction

Note: *See Safe Harbor Statement at the beginning of today's presentation.*



8

Mid-Atlantic Power Pathway Project – Next Steps

- Remaining 230 kV portions under review by PJM with approval expected early 2008

- PHI and PJM are reviewing different technologies for performing the Chesapeake Bay crossing; PHI expected to have recommendation to PJM in December 2007

- Environmental studies starting in early 2008

- Certificate of Public Convenience and Necessity (CPCN) is expected to be applied for with the Maryland PSC in late 2008 into 2009

- Maryland PSC coordinates all studies and approves construction of the line in Maryland via the issuance of the CPCN

- No single agency performs the coordination role in Delaware; PHI will work with the individual agencies to obtain the necessary permits and approvals

- PHI will work with the BPU as well as municipalities for the public need approval in NJ

9

Mid-Atlantic Power Pathway Project – Preliminary Cost and Timing

(Dollars in Millions)

	Pepco	Delmarva Power	Atlantic City Electric	Total Project	500 kV Portion
2007	$ 2	$ 2	$ -	$ 4	$ -
2008	35	8	9	52	28
2009	75	105	6	186	182
2010	40	175	-	215	251
2011	18	210	5	233	273
2012	-	250	15	265	178
2013	-	135	30	165	83
2014	-	80	40	120	55
TOTAL	**$ 170**	**$ 965**	**$ 105**	**$ 1,240**	**$ 1,050**

Recovery of costs is determined by PJM/FERC and will include more than PHI customers in each jurisdiction.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Blueprint for the Future

- **Responsive to customer expectations:**

  – Managing energy costs
  – Enhancing reliability
  – Protecting the environment

- **Includes significant investment:**

  – Advanced metering
  – Demand side management applications
  – Distribution automation
  – Customer information systems



- **Programs will provide the tools customers need to move into the future:**

Energy Efficiency	*Demand Response*	*Renewable Energy*
• Energy Star Appliances	• Smart Thermostats	• Net Energy Metering
• Efficient Heat Pumps	• Innovative Rate Structures	• Green Choice
• Efficient Lighting		

- **Multi-year effort across PHI service territory**

- **Regulatory support is essential**

Pepco Holdings, Inc

Blueprint for the Future -
*Estimated Peak Load Reductions**



* PHI territories
 AMI – Advanced Metering Infrastructure
 CPP – Critical Peak Pricing

Note: See Safe Harbor Statement at the beginning of today's presentation.

Blueprint for the Future - Status

- **"Blueprint for the Future" filed in Delaware, Maryland and the District of Columbia**

- **Filing in New Jersey later this year in conjunction with the energy master plan process**

- **In Delaware, an order was issued March 20 opening a proceeding to consider the filing**
    - **Docket number 07-28**
    - **Workshop meetings held**
    - **AMI Business Case filed Aug. 29**
    - **Data requests/responses submitted Sept./Oct.**

- **In Maryland, an order was issued on June 8 for a "two track approach"**
    - **Established a Pepco/DPL collaborative on near-term DSM initiatives**
    - **Created a state-wide collaborative on advanced metering and DSM initiatives**
    - **Case number 9111**
    - **Order No. 81618 issued Sept. 19 approved first Blueprint program – Compact Fluorescent Light Bulbs; surcharge for cost recovery, including return on unamortized balance**
    - **Order No. 81637 issued Sept. 28 recognized the potential benefits of AMI and initiated an effort to develop uniform state-wide standards for AMI to maximize these benefits**
    - **Plans for AMI and DSM programs filed on Oct. 26; hearings scheduled for Nov. 8&9**
    - **Maryland distribution rate case orders issued July 19 included the approval of a decoupling mechanism for Pepco and DPL**

- **In the District of Columbia, an order was issued on April 23 opening a proceeding to consider the filing**
    - **Case number 1056**
    - **Business Case filed Oct. 1; comments due Nov. 13 with reply comments due Dec. 13**

Pepco Holdings, Inc

Blueprint for the Future -
Preliminary Estimated Capital Cost and Timing [1]

(Dollars in Millions)

	2008	2009	2010	2011	2012 - 2014	Total
Advanced Metering Infrastructure	$ 44	$ 115	$ 118	$ 106	$ 93	$ 476
Distribution Automation	6	12	18	14	14	64
Meter Data Management System	10	-	-	-	-	10
Smart Thermostat [2]	2	21	21	22	30	96
Total	**$ 62**	**$ 148**	**$ 157**	**$ 142**	**$ 137**	**$ 646**

(1)   Excludes CIS improvement

(2)   May be capitalized or expensed depending on program design

Note: See Safe Harbor Statement at the beginning of today's presentation.

14

Power Delivery –
Infrastructure Investment Strategy

Construction Forecast *

(Dollars in Millions)	2007	2008	2009	2010	2011	5 Year Totals
Distribution:						
Customer Driven (new service connections, meter installations, highway relocations)	$ 175	$ 156	$ 161	$ 162	$ 168	$ 822
Reliability (facility replacements/upgrades for system reliability)	109	167	151	141	181	749
Load (new/upgraded facilities to support load growth)	98	72	59	92	122	443
Transmission	156	117	73	58	50	454
Gas Delivery	19	20	20	21	20	100
Information Technology	16	17	17	17	17	84
Corporate Support and Other	8	11	8	13	15	55
Total Power Delivery	$ 581	$ 560	$ 489	$ 504	$ 573	$ 2,707
Mid-Atlantic Power Pathway (MAPP)	4	52	186	215	233	690
Blueprint	-	62	148	157	142	509
Total Including MAPP and Blueprint	$ 585	$ 674	$ 823	$ 876	$ 948	$ 3,906

* The MAPP and Blueprint construction costs reflected above are preliminary estimates and are not included as part of the projection of construction expenditures reflected in PHI's filed Forms 10-K and 10-Q.

Note: See Safe Harbor Statement at the beginning of today's presentation.

15

Power Delivery – A Driver of Growth

	Rate Base 12/31/2006	Construction Expenditures 2007-2011*
	(Dollars in Millions)	
Electric Distribution Rate Bases:		
Pepco	$ 1,799	$ 1,362
Delmarva Power	703	756
Atlantic City Electric	822	544
Total	3,324	2,662
Gas Distribution Rate Base:		
Delmarva Power	239	100
Electric Transmission Rate Bases:		
Pepco	305	299
Delmarva Power	240	657
Atlantic City Electric	224	188
Total	769	1,144
Total Regulated Assets	**$ 4,332**	**$ 3,906**

* Includes MAPP and Blueprint projects.

Note: See Safe Harbor Statement at the beginning of today's presentation.

16

Distribution Rate Case Status

(Dollars in Millions)	Orders Received				Pending
	DPL Gas DE	**DPL Electric MD**	**Pepco Electric MD**	**Total**	**Pepco Electric DC [3]**
Rate Base	N/A	$267	$896		$980
Equity Ratio	46.90%	48.63%	47.69%		46.55%
ROE	10.25%	10.00%	10.00%		10.75% [4]
BSA	No [1]	Yes	Yes		Yes
Rate Increase	**$9.0 [2]**	**$14.9**	**$10.6**	**$34.5**	**$43.5 [4]**
Depreciation Expense Reduction	**$2.1**	**$0.9**	**$30.7**	**$33.7**	
Effective Date	4/1/2007	6/16/2007	6/16/2007		

Notes:

(1) Parties to the settlement are participating in a generic statewide proceeding initiated by the Commission for the purpose of investigating decoupling mechanisms for electric and gas distribution utilities.

(2) Includes the $2.5 million increase that was put into effect on November 1, 2006.

(3) Pepco's position.

(4) Requested with adoption of the BSA; without the BSA, the requested ROE is 11.0% and the revenue requirement is $47.9 million.

Regulatory Summary

- **Return to more stable regulatory and legislative environments in MD and DE**

- **Reasonable outcome in settled Delmarva Power gas distribution case in DE**

- **Orders received in Pepco and Delmarva Power MD cases, rate increases approved and Bill Stabilization Adjustment mechanism adopted**

- **DC distribution rate case pending**

- **Annual formula rate process in place for transmission rates, new investments earn 11.3% ROE**

- **Filings made in DE, MD and DC to implement PHI Blueprint**

- **Transition to competitive default supply markets complete in MD, DC, DE and NJ**

- **Reasonable default service deferral programs in place in MD and DE**

Note: See Safe Harbor Statement at the beginning of today's presentation.

Business Overview

conectiv energy
A New Generation of Energy

An Eastern PJM, mid-merit focused business

Conectiv Energy Generating Facilities



PA
NJ
MD
DE
VA

Conectiv Energy has a sustainable competitive advantage in PJM due to its:

- Favorable plant locations
- Flexible and dual fueled combined cycle plants
- Intimate knowledge of the PJM market
- Ability to expand its fleet

2006 Capacity (4,182 MW)



Peaking Units, 15%
Units Under Contract, 12%
Coal, 8%
Oil-Fired Steam, 13%
Gas Combined Cycle, 52%

Note: See Safe Harbor Statement at the beginning of today's presentation.

Pepco Holdings, Inc

Financial Performance

Conectiv Energy	Nine Months Ended September 30,	
	2007	**2006**
(Dollars in Millions)		
Revenue	$1,608	$1,551
Gross Margin	$ 243	$ 197
Operating Expenses	$ 127	$ 117
Net Income	$ 57	$ 41
Gain on Asset Disposition	$ -	$ 8
Net Income without Gain	$ 57	$ 33

Earnings Drivers

- Merchant Generation and Load Service gross margin increased $52M in 2007.

- Energy Marketing gross margin decreased $5M in 2007.

- Operating Expenses increased $10M in 2007 primarily due to planned increases in power plant maintenance.

Hedge Update

Percentage of Total Merchant Generation & Load Service

2007-YTD Gross Margins by Source (est.)



Fuel Switching (2%)
Ancillary Services (5%)
Hedging and Load Service (2%)
Locational Value (15%)
Capacity (18%)
Energy (58%)

On Peak Power Hedges (MWh basis)		
Hedge Period	**Target**	**9/30/07**
Months 1-12	50-100%	113%
Months 13-24	25-75%	98%
Months 25-36	0-50%	24%

- **Products such as locational value and ancillary products can only be partially hedged.**
- **Hedges are designed to reduce the risk of the overall portfolio. Therefore, the value of hedges needs to be considered in the context of the rest of the portfolio.**

Note: See Safe Harbor Statement at the beginning of today's presentation.

Merchant Generation & Load Service Gross Margins*



* **In addition to the gross margins above, Energy Marketing Gross Margins are forecasted to be $15-$25 million in 2007 and 2008.**

Note: See Safe Harbor Statement at the beginning of today's presentation.

Capacity Update



PJM Capacity Auction Results

Chart legend: ☐ 2007/08 ■ 2008/09 ■ 2009/10

Y-axis: $/MW-Day

- Southwest MAAC: $188, $210, $237
- East MAAC: $197, $149, $191
- MAAC & APS: $191
- Rest of Market: $41, $112, $102

Conectiv Energy Capacity Hedges (as of 9/30/07)	
2008	100%
2009	73%
2010	24%

- 2010/11 Auction – January 2008 (will include all transmission zones as potential Local Deliverability Areas (LDAs))

- 2011/12 Auction – May 2008

- Bethlehem capacity included in Rest of Market for 2007/08 and 2008/09 Planning Periods and in MAAC & APS for the 2009/10 Planning Period.

- Remainder of owned generation is located in East MAAC for all Planning Periods shown.

- Hedging for 2007/08 and 2008/09 Planning Periods started in 2004 and 2005, respectively

- Capacity was sold over time at prices ranging from $28/MW-day to $152/MW-day, at then current market prices

- Conectiv Energy started to hedge 2009/2010 and 2010/2011 Planning Periods in 2006 and 2007, respectively

Generation Projects

- ## **Committed Project**
  - ### *Stand-alone CT Project (Cumberland Project)*
    - **100 MW dual fuel combustion turbine at existing Cumberland County, New Jersey site (35 miles southwest of Atlantic City, NJ)**
    - **Based on GE LMS100 technology – very flexible and efficient CT unit**
    - **$75 million; commercial operation in early 2009**

- ## **Potential Project**
  - ### *Delta Site*
    - **Utilizes combustion turbines in inventory**
    - **540 MW dual fuel combined cycle plant at new Delta, PA site (55 miles southeast of Harrisburg, PA, near the Susquehanna River)**
    - **Air permits received**
    - **$350 - $400 million cost, 2010-2012 commercial operation date**

Note: See Safe Harbor Statement at the beginning of today's presentation.

Business Overview

Provides retail energy supply and energy services to C&I customers

- **Retail electric supply is PES's main business driver**
  - **Complements PHI's regulated utility business; opportunity to serve customers who choose to shop**

- **Additional product offerings differentiate PES from its competitors and provide additional earnings**
  - **Retail natural gas supply**
  - **Energy efficiency services**

- **PES also owns:**
  - **800 MW of peaking generation in Washington, DC; scheduled for retirement in 2012**
  - **Two transmission and distribution construction/service companies serving utility and infrastructure needs**



PES Retail Electric Supply Markets

Independent System Operator

- PJM
- New York ISO
- New England ISO

Business Metrics

Pepco Holdings, Inc



Electric Contract Signings (million MWh)



Load Served (MW)



Delivered and Backlog Volumes (million MWh)

- **2007 contract signings remain strong, coming off record 2006 level**

- **Average new contract length of approximately 1.5 years**

- **77% retention rate (rolling 12-month)**

- **Now serving 4,274 MW of load, an increase of 45% over Q3 2006**

- **Continued growth in expansion markets (NY, MA, IL)**
  – **Serving more than 700 MW, up from 400 MW at year-end 2006**

- **Estimated backlog of 32.7 million MWh, up 20% from Q3 2006**

- **Contract backlog provides longer-term stability and foundation for continued growth**

26

Market Share and Financial Performance



Marketer	Market Share	MW Under Contract	Markets
1. Constellation NewEnergy	20%	16,650	National, Canada
2. Reliant Energy	12%	9,990	Texas, PJM
3. Integrys Energy Services	7%	5,600	National
4. Pepco Energy Services	5%	4,500	National
5. Strategic Energy	5%	4,450	National
6. SUEZ Energy Resources	5%	4,060	National
7. Sempra Energy Solutions	5%	3,900	National

KEMA Retail Marketer Survey, August 2007

- **PES is the 4th largest retail marketer in the U.S.**

Pepco Energy Services	September 2007 YTD	2006	2005
Dollars in millions			
Revenue	$1,686.9	$1,668.9	$1,487.5
Gross Margin	$100.7	$137.8	$130.0
Net Income	$23.1	$20.6	$25.7
Impairments	$1.0	$13.7	-
Net Income without Impairments	$24.1	$34.3	$25.7

- **New electric contract signings support PES's view of long-term gross margins of approximately $3/MWh**

- **2006 results benefited from one-time gains on sale of excess supply and more favorable supply costs**

PHI - Financial Objectives

- ## Deliver Value

  - ➤ Achieve average annual utility earnings growth of at least 4%

  - ➤ Continue growth of competitive energy businesses to supplement utility earnings

  - ➤ Grow dividend commensurate with utility earnings growth

- ## Strengthen Financial Position

  - ➤ Achieve and maintain an equity ratio in mid-40% area by the end of 2008

  - ➤ Achieve and maintain a PHI corporate credit rating of BBB+/Baa1 or higher

  - ➤ Maintain liquidity position to provide financial flexibility

Note: See Safe Harbor Statement at the beginning of today's presentation.

Third Quarter 2007 Financial Performance

	GAAP Earnings Per Share Quarter Ended September 30, 2007	*GAAP Earnings Per Share* Quarter Ended September 30, 2006		*Excluding Special Items* Quarter Ended September 30, 2007	*Excluding Special Items* Quarter Ended September 30, 2006
	$0.63	$0.44	Power Delivery	$0.44	$0.44
	$0.19	$0.12	Conectiv Energy	$0.19	$0.12
	$0.05	$0.00	Pepco Energy Services	$0.05	$0.04
	$0.06	$0.05	Other Non-Regulated	$0.06	$0.05
	($0.06)	($0.07)	Corporate & Other	($0.06)	($0.07)
	$0.87	$0.54	**Total PHI**	$0.68	$0.58

Note: Management believes the special items are not representative of the Company's ongoing business operations. See appendix for details.

Third Quarter 2007 Financial Performance - Drivers

*Third Quarter 2006 Earnings Per Share**	**$0.58**

Power Delivery
- **Network Transmission Revenue** — 0.04
- **Depreciation – MD Rate Orders Impact** — 0.04
- **Distribution Revenue – MD Rate Orders Impact** — 0.03
- **Operation and Maintenance Expense** — (0.04)
- **Income Tax Adjustments** — (0.05)
- **Other, net** — (0.02)

Conectiv Energy
- **Merchant Generation & Load Service** — 0.09
- **Energy Marketing** — (0.03)
- **Operating Costs, net** — 0.01

Pepco Energy Services
- **Retail Energy Supply** — 0.03
- **Energy Services** — (0.02)

Other, net — 0.02

*Third Quarter 2007 Earnings Per Share**	**$0.68**

* Excluding special items. See appendix for details.

Why Invest in PHI?

- *Stable Earnings Base* - Derived primarily from regulated T&D utility businesses

- *Earnings Growth Potential* - Driven by T&D utility infrastructure investments, constructive regulatory outcomes and competitive energy businesses

- *Secure Dividend* - Current dividend yield is 17% higher than the average dividend yield for companies in the S&P Electric Utilities index[*]

* Pricing data as of October 29, 2007

Note: See Safe Harbor Statement at the beginning of today's presentation.

Pepco Holdings, Inc

Appendix

Projected Capital Expenditures

Dollars in Millions	2007	2008	2009	2010	2011
"Base" Amount	$13	$15	$16	$19	$15
Environmental					
- DE Multi-Pollutant *	14	17	1	10	8
- Other	2	3	3	-	5
Growth					
- New Combustion Turbine	24	46	4	-	-
- Delta Site (Total Cost - $350)	-	12	15	61	147
Total	**$53**	**$93**	**$39**	**$90**	**$175**

* Current capital cost estimates range from $50M - $80M.

Note: See Safe Harbor Statement at the beginning of today's presentation.

33

Delaware Multi-Pollutant Regulations

Edge Moor Power Plant		Compliance Plan Filed with DNREC in June 2007	
		2009	**2012**
Units 3 & 4	SO_2	TRONA	Nothing Additional
	NOx	SNCR	
	Mercury	Carbon Injection	
Unit 5	SO_2	Low Sulfur Oil	--
	NOx	Hybrid SNCR	
Capital Cost (estimate) *		$50M to $80M	

*   The level of spending will be further refined when Conectiv Energy completes detailed engineering and
    receives firm pricing on the new equipment and related installation costs.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Pepco Holdings, Inc

Capacity Factors

Annual capacity factors and output by fuel type (2002-2008)*

	2002		2003		2004		2005	
	Output (GWh)	Capacity Factor	Output (GWh)	Capacity Factor	Output (GWh)	Capacity Factor	Output (GWh)	Capacity Factor
Coal Fired Baseload	1,777	59%	1,934	64%	1,854	62%	1,757	59%
Oil/Gas Fired Steam	653	14%	922	21%	523	11%	675	15%
Combined Cycle	1,740	17%	2,290	13%	2,635	13%	2,976	16%
Peaking Units	188	4%	117	2%	150	3%	191	3%

	2006		2007 estimate		2008 estimate	
	Output (GWh)	Capacity Factor	Output (GWh)	Capacity Factor	Output (GWh)	Capacity Factor
Coal Fired Baseload	1,814	61%	1,800-2,050	61%-69%	1,790-2,030	60%-68%
Oil/Gas Fired Steam	115	2%	175-280	4%-6%	175-465	4%-10%
Combined Cycle	2,082	11%	2,500-3,400	13%-17%	2,340-3,500	12%-18%
Peaking Units	132	2%	110-300	2%-5%	110-400	2%-6%

* Excludes contracted assets.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Combined Cycle Unit Operation





Combined Cycle Design

	Conectiv Energy Combined Cycle Design	Typical Combined Cycle Design
Time for CT's to Reach Full Load	20 Minutes	2 Hours
Ability to Run only CT's	Yes	No
Minimum Run Time (hours)	4	8-16
Allowable Starts per Day	2	1
Multi-fuel Capability (natural gas and No. 2 oil)	Yes	No
Multi-Pipeline Access	2 or 3	1

PHI Construction Expenditures – Driver of Earnings Growth



Construction Expenditures [1]

(chart, Millions)

	2006 Actual [2]	2007	2008	2009	2010	2011
Total	$507	$655	$664	$539	$603	$758
Competitive	$26	$74	$104	$50	$99	$185
Distribution	$365	$425	$443	$416	$446	$523
Transmission	$116	$156	$117	$73	$58	$50

■ Transmission ■ Distribution □ Competitive

[1] Excludes Mid-Atlantic Power Pathway (MAPP) and Blueprint projects. Includes increased capital spending approved in the 1st quarter 2007 for new combustion turbine power plant at Conectiv Energy.

[2] Construction expenditures include cash and accruals.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Sept. 2007 YTD Financial Performance

GAAP Earnings Per Share Year-to-Date September 30, 2007	2006		Excluding Special Items Year-to-Date September 30, 2007	2006
$1.05	$0.89	Power Delivery	$0.86	$0.89
$0.30	$0.22	Conectiv Energy	$0.30	$0.18
$0.12	$0.07	Pepco Energy Services	$0.12	$0.13
$0.19	$0.20	Other Non-Regulated	$0.19	$0.20
($0.23)	($0.27)	Corporate & Other	($0.23)	($0.27)
$1.43	$1.11	**Total PHI**	$1.24	$1.13

Note: Management believes the special items are not representative of the Company's ongoing business operations. See additional appendix slide for details.

Sept. 2007 YTD Financial Performance - Drivers

Sept. 2006 YTD Earnings Per Share*	**$1.13**

Power Delivery
• Higher kWh sales due to weather	**0.09**
• Depreciation – MD Rate Orders Impact	**0.04**
• Distribution Revenue – MD Rate Orders Impact	**0.03**
• Operation and Maintenance Expense	**(0.08)**
• Network Transmission Revenue	**(0.03)**
• Default Electricity Supply Margin	**(0.03)**
• Income Tax Adjustments	**(0.04)**
• Other, net	**(0.01)**

Conectiv Energy
• Merchant Generation & Load Service	**0.16**
• Energy Marketing	**(0.02)**
• Other, net	**(0.02)**

Pepco Energy Services
• Retail Energy Supply	**(0.01)**

Other, net	**0.03**

Sept. 2007 YTD Earnings Per Share*	**$1.24**

* Excluding special items. See additional appendix slide for details.

Reconciliation of Operating Income

Reported Operating Income Reconciled to Operating Income Excluding Special Items

For the twelve months ended September 30, 2007

(Dollars in Millions)

	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non-Regulated	Corporate & Other	PHI Consolidated
Reported Segment Operating Income	$504.8	$134.2	$49.3	$73.4	$1.1	$762.8
Percent of operating income	*66.2%*	*17.6%*	*6.5%*	*9.6%*	*0.1%*	*100.0%*
Special Items included in Operating Income						
Impairment loss on energy services assets			0.2			0.2
Mirant damage claims settlement	(33.4)					(33.4)
Maryland income tax refund fees	2.9					2.9
Operating Income excluding Special Items	$474.3	$134.2	$49.5	$73.4	$1.1	$732.5
Percent of operating income excluding special items	*64.8%*	*18.3%*	*6.8%*	*10.0%*	*0.1%*	*100.0%*

Note: Management believes the Special items are not representative of the Company's ongoing business operations.

Pepco Holdings, Inc

Reconciliation of Earnings Per Share

GAAP EPS to EPS Excluding Special Items

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	2006	2007	2006
Reported (GAAP) Earnings per Share	$ 0.87	$ 0.54	$ 1.43	$ 1.11
Special Items:				
Gain on disposition of co-generation facility	-	-	-	(0.04)
Impairment loss on energy services assets	-	0.04	-	0.06
Mirant bankruptcy damage claims settlement	(0.10)	-	(0.10)	-
Maryland Income Tax settlement	(0.09)	-	(0.09)	-
Net Earnings per Share, excluding Special Items	$ 0.68	$ 0.58	$ 1.24	$ 1.13

Note: Management believes the special items are not representative of the Company's ongoing business operations.